[redacted]

09046205

Austrian

SEC
Mail Processing
Section

MAY 18 2009

Washington, DC
101

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

5 May 2009

SUPPL

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES AG

Thomas Krammer

Thomas Krammer
Head of Investor Relations

dle 5/19

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

Austrian Airlines AG
Member of IATA

Head Office
Office Park 2
P.O. Box 100
1300 Vienna-Airport
Austria
Phone +43 (0)5 1766
Fax +43 (0)5 1766-5000
www.austrian.com

Reservation
Phone +43 (0)5 1766-1000

Austrian

5 May 2009

Ad-hoc Release

GLOBAL ECONOMIC CRISIS BRINGS SLUMP IN DEMAND AND DECLINE IN REVENUE

Result of the Austrian Airlines Group, Q1 2009

Dr. Andreas Bierwirth, member of the Austrian Executive Board, said the following about the first quarter of 2009: "The world economic crisis, recession in Europe and the most serious economic downturn seen in the post-war period in Austria have all ensured that the start to the 2009 financial year has been difficult in the extreme.
Meanwhile many countries in Central and Eastern Europe have also been affected by the crisis, which has led to a temporary reduction in traffic flows of crucial importance to us. However, we are anxious to maintain the network by operating smaller aircraft. In the Middle East, meanwhile, growth is continuing despite the crisis. The corrections necessary in this region have been relatively minor. In the summer months, for instance, we now offer just one, rather than two, flights a day to Dubai, and we now fly to Tel Aviv using an A321 instead of a Boeing 767. Should the general downward trend continue over the course of the coming year, however, we are prepared. Further capacity adjustments would be evaluated on a step-by-step basis, and would be implemented taking into consideration the transfer flows of importance to the company."

Furthermore **Dr. Bierwirth** summed up the result for the first quarter of 2009: "Due to the industry-wide slump in demand, flight revenue fell by 17% to EUR 415.3 million in the first three months of this year. Our EBIT in the first quarter stood at EUR -77.0 million, compared to EUR -52.8 million the previous year. The reduction in fuel costs was only able to compensate for the slump in demand to a partial extent. The result for the quarter from January to March fell by EUR -27.7 million, to EUR -88.1 million."

Dr. Peter Malanik, member of the Austrian Executive Board continued: "In light of the drastic nature of framework conditions, we introduced a range of measures at the beginning of this year in an effort to compensate for the expected decline in revenue and counteract the crisis. We have set ourselves the goal of making total cost savings in the order of EUR 225 million. We have already succeeded in implementing numerous packages of measures, beginning with production cutbacks, through to internal optimization measures as well as Group-wide measures impacting personnel such as short-time working, temporary deferments in compensation and suspension of pension fund contributions. We have also been involved in negotiations with system partners such as Flughafen Wien AG, with whome we agreed on more competitive framework conditions. The cut in the security charge for transfer passengers at Vienna Airport also has the potential to provide us with cost savings."

Dr. Malanik also made following statement on the status of the privatisation: "The privatisation is going ahead as planned. We have examined the takeover offer published by Lufthansa in detail, and are recommending to shareholders in Austrian Airlines AG that they accept that offer. The Supervisory Board has agreed with our recommendation. The essential prerequisite for final performance of the contracts is that Lufthansa control over 75% of the shares in Austrian Airlines by the end of the normal acceptance period of the public takeover offer. It is also necessary for us to gain the approval of the European Commission under Competition and State Aid Law. We are confident of achieving closing by mid-2009."

Overview of Financial Result, first Quarter 2009

Key indicators		1-3 /2009	1-3 / 2008	+/- % PY
Revenue	EURm	438.8	525.3	-16.5
EBITDAR[1,2]	EURm	-8.2	26.8	-
EBITDAR[1,2] adjusted[3]	EURm	-1.5	34.7	-
Result from operating activities (EBIT)[2]	EURm	-77.0	-52.8	-45.8
Result from operating activities (EBIT)[2] adjusted[3]	EURm	-70.3	-44.9	-56.6
Net result for the period	EURm	-88.1	-60.4	-45.9
Cash flow from operating activities	EURm	-13.8	43.8	-
Net gearing	%	527.3	135.3	-
Passengers carried (scheduled & charter)	passengers	1,942,391	2,299,382	-15.5
Passenger load factor (scheduled services)	%	67.8	71.8	-4.0P
Employees (end of period)		7,681	7,842	-2.1

1 Result from operating activities (EBIT) before associates, before depreciation and rentals
2 *The expected income from plan assets was reclassified from personnel expenses to financial expenses.*
3......Adjusted by the result from the disposal of assets, other costs of the transfer of aircraft, foreign currency valuations at the reporting date and impairment of the value of aircraft

Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

For further information:

Investor Relations: Thomas Krammer, Tel.: +43 (0) 5 1766 - 13311, Fax: +43 (0) 5 1766 - 13899, e-mail: thomas.krammer@austrian.com

Corporate Communications: Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN; Tel: +43 (0) 51766 11231, patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com;

Owner, Editor, Distributor: Austrian Airlines AG, Corporate Communications public.relations@austrian.com.
Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

ad-09-15e (Ergebnis Q1 2009 ad-hoc).doc

Rule 12g3-2(b) File No. 82-4970

Austrian

Austrian Airlines Group

Quarterly Report


Austrian

January – March 2009

www.austrian.com

Austrian

Highlights

- Global economic crisis leads to drastic decline in demand (-11.7% ASK, -16.3% RPK, -15.5% passengers carried, -3.7P. PLF) and sharp drop in revenue
- Development in the Focus East core markets (-7.0% RPK) more stable
- Adjusted EBIT of EUR -70.3m below previous year's level
- Targeted capacity adjustments and crisis measures totalling EUR 225m initiated to compensate for the expected revenue decrease
- Numerous packages of measures implemented
- Privatisation on schedule
- Approvals in respect to EU competition law and aid proceedings expected in summer 2009

Key figures

		1-3/2009	1-3/2008	+/- % py
Revenue	EURm	438.8	525.3	-16.5
EBITDAR[1,2]	EURm	-8.2	26.8	-
EBITDAR[1,2] adjusted[3]	EURm	-1.5	34.7	-
Result from operating activities (EBIT)[2]	EURm	-77.0	-52.8	-45.8
Result from operating activities (EBIT)[2] adjusted[3]	EURm	-70.3	-44.9	-56.6
Net result for the period	EURm	-88.1	-60.4	-45.9
Cash flow from operating activities	EURm	-13.8	43.8	-
Net Gearing	%	527.3	135.3	-
Earnings per share	EUR	-1.04	-0.73	-
CVA	EURm	-121.0	-90.3	-34.0
Passengers carried (total)		1,942,391	2,299,382	-15.5
Passenger load factor (scheduled services)	%	67.8	71.8	-4.0P.
Employees (end of period)		7,681	7,842	-2.1

1 Result from operating activities (EBIT) before associates, depreciation and rentals.

2 The expected income from plan assets was reclassified from personnel expenses to financial expenses.

3 Adjusted by the result from the disposal of assets, other costs related the transfer of aircraft, foreign currency valuations at the reporting date and impairment of the value of aircraft.

Investor Relations
Thomas Krammer
Tel.: +43 (0)5 1766 - 13311
Fax: +43 (0)5 1766 - 13899
E-Mail: investor.relations@austrian.com

Communications
Patricia Strampfer
Tel.: +43 (0)5 1766 - 11235
Fax: +43 (0)1 688 65 26
E-Mail: public.relations@austrian.com

Austrian Airlines Head Office
1300 Vienna-Airport, Office Park 2
Tel.: +43 (0)5 1766 - 0
Fax: +43 (0)5 1766 - 5000
Internet: http://www.austrian.com

Foreword of the Board of Management

Dear shareholders:

The global economic crisis, the recession in Europe and the most serious economic downswing in the post-war period in Austria comprised the main features of the overall business environment impacting our operations at the beginning of a very difficult 2009 financial year. Almost every single day, media coverage is dominated by domestic as well as international companies in all sectors which have issued profit warnings. The International Air Transport Association IATA anticipates net losses of USD 4.7bn for the airline industry as a whole in 2009. Business cycle indicators such as the 8.5% net write-off rate on the part of American Express customers announced by the company for the first quarter of 2009, expected to move up in the future, confirm fears that the USA is once again playing a crucial role in this ongoing downward trend.

Against the backdrop of these highly unfavorable conditions, we have made it our top priority to pro-actively counteract and quickly overcome the crisis. Capacity adjustments and crisis measures amounting to EUR 225m have been initiated to compensate for the expected slump in revenues.

Numerous packages of measures have been implemented. Production cutbacks and adjustments made to the route network have already exceeded the targeted impact and the accompanying reduction of variable costs, leading to savings of EUR 132m.

In terms of overcoming the present crisis, considerably more than 50% of the planned measures have either been carried out or are in the process of being implemented. For example, reduced working time, deferred compensation and other personnel measures applying to the ground staff of Austrian Airlines have generated a positive earnings effect of EUR 13.4m alone. Moreover, the agreement concluded with our Flight Operations Division in April will result in savings of about EUR 20.6m. Nevertheless, particularly our system partners have to participate more actively in our efforts to manage the crisis. Partial successes have been achieved, for example by a reduction in security fees for transit passengers at Vienna Airport. At the same time, it is important to mention that a comprehensive cut in fees as well as other measures are absolutely essential in order to lessen locational disadvantages and to ensure the international competitiveness of the Vienna hub.

Implementation of the currently approved measures will actually enable Austrian Airlines to exceed the originally planned savings targets.

The conversion of Austrian Airlines Boeing 767 jets to winglets, upturned ends on the tips of wings which improve the aerodynamics of passenger aircraft, was initiated in the first quarter of 2009, representing an important step towards greater cost efficiency. This measure will enable savings of approximately 5% of the fuel consumed, or about 1,000 tons of kerosene on every aircraft converted.

The privatisation of the Austrian Airlines Group is proceeding on schedule. We have carried out an in-depth evaluation of the public takeover offer submitted by Lufthansa, and recommend that the shareholders of Austrian Airlines AG accept the offer. The Supervisory Board concurs with the recommendation made by the Board of Management. If the 75% threshold is not reached by 11 May 2009, at the end of the initial acceptance period, the integration of Austrian Airlines in the Lufthansa Group will not take place, in accordance with the provisions of the existing contracts.

Austrian

However, in order for the contracts to legally take effect, a positive decision on the part of the European Commission in the merger control procedure in respect to competition law and aid proceedings is necessary, as well as on the part of state bodies responsible for the merger control procedure in several countries outside of the EU. The final approvals are expected to be granted by the middle of 2009.

We are also prepared for the scenario that the downward trend continues during the course of the current financial year. In this case, further capacity adjustments on a step by step basis would be evaluated and implemented, taking into consideration the transit flows which are crucial for the company. Accompanying restructuring steps designed to ensure the sustainable impact of the measures taken would be initiated.

Due to the overall decline in demand throughout the airline sector and in all regions, total flight revenue in the period January – March 2009 fell to EUR 415.3m, and EBITDAR to EUR –8.2m. First quarter EBIT amounted to EUR –77.0m, compared to EUR –52.8m in the comparable period of 2008. In this regard, the reduction in jet fuel costs could only partially compensate for the slumping demand. The net result for the first three months dropped by EUR -27.7m to EUR -88.1m. However, due to the seasonality of the airline business, the expected positive cash flow from operating activities in the upcoming months and the unused portions of the bridge financing will secure our liquidity.

In preparing the monthly reporting for January 2009, it was determined, based on the preliminary annual results for the period ending 31 December 2008, that the company will have incurred a cumulative total loss equivalent to half its issued share capital as at 31 January 2009. Pursuant to the provisions of § 83 of the Austrian Stock Corporation Act (Aktiengesetz), the Executive Board is required to give notice of this situation to the Annual General Meeting of Shareholders, and to convene an Annual General Meeting immediately. For this reason, the Annual General Meeting of Shareholders originally scheduled for 15 May 2009 has been brought forward to 14 April 2009.

Once again, our successful commitment to achieve the highest possible service, quality and safety standards was demonstrated by numerous top rankings and awards. Compared to all AEA (Association of European Airlines) member carriers, we achieved top ratings in 2008 for punctuality and flight reliability. A special highlight is the level of reliability on Austrian Airlines flights. In 2008, more than 99.2% of all the 450 daily flights operated as planned. At present, we have actually achieved a rate of 99.4%. Moreover, the successful completion of the strictly controlled IOSA audit confirms the highest safety standards in the interest of our passengers.

From today's perspective, we expect that the ongoing difficult business conditions will extend through 2009 and beyond, leading to a further consolidation process within the airline sector. However, the success or failure of each individual airline will be determined by the scope and effectiveness of the countermeasures being carried out, as well as the continuing development and implementation of sustainable and future-oriented measures capable of safeguarding their long-term existence.

Andreas Bierwirth | Peter Malanik

Result and Balance Sheet Analysis

The present quarterly financial report has been prepared in accordance with the same accounting methods as the consolidated annual financial statements as at 31 December 2008, and in line with IFRS guidelines for interim reports (IAS 34: "Interim Financial Reporting"). The regrouping of interest costs of the allocation of provisions for pensions, severance payments and anniversary payments were made from personnel expenses to interest expenses.

EURm	1-3/2009	1-3/2008	+/-	+/- %
Revenue	438.8	525.3	-86.5	-16.5
Operating revenue	454.7	543.4	-88.7	-16.3
Operating expenses	-531.7	-596.2	64.5	10.8
EBITDAR[1,2]	-8.2	26.8	-35.0	-
EBITDAR[1,2] - adjusted[3]	-1.5	34.7	-36.2	-
Result from operating activities (EBIT)[2]	-77.0	-52.8	-24.2	-45.8
Result from operating activities (EBIT)[2] - adjusted[3]	-70.3	-44.9	-25.4	-56.6
Financial result	-10.8	-15.6	4.8	30.8
Result before tax	-88.1	-60.4	-27.7	-45.9
Net result for the period	-88.1	-60.4	-27.7	-45.9

1 Result from operating activities (EBIT) before associates, depreciation and rentals.
2 The expected income from plan assets was reclassified from personnel expenses to financial expenses.
3 Adjusted by the result from the disposal of assets, other costs related the transfer of aircraft, foreign currency valuations at the reporting date and impairment of the value of aircraft.

Business results

The traditionally weak first quarter was additionally burdened by a global slump in demand in 2009. This development could only be counteracted to a limited extent by targeted capacity adjustments. As a result of the revenue decline, the adjusted EBIT fell to EUR -70.3m, compared to EUR -44.9m in the first quarter of the previous year. The production and price-related decrease in fuel costs of EUR 17.5m to EUR 91.4m only marginally compensated for the drop in flight revenue of EUR -85.1m, to EUR 415.3m. In the period January-March 2009, EBIT amounted to EUR -77.0m, down from EUR -52.8m in the previous year.

EBIT below previous year

The financial result improved from EUR -15.6m to EUR -10.8m, due to the positive effects of declining interest rates.

Revenue and operating revenue

Flight revenue: EUR 415.3m

In the first three months of 2009, flight revenue fell to EUR 415.3m, a decrease of 17.0% compared to the flight revenue of EUR 500.4m generated in the first quarter of the previous year. This development can be attributed to the slump in demand and targeted production cutbacks.

The included flight revenue of the charter segment, at EUR 27.2m, developed in a more stable manner (-8.7%). In contrast, cargo and mail revenue declined more drastically by EUR −12.2m, or −35.1%, compared to the first quarter of the previous year due to the current economic crisis.

In spite of increased revenue from technical services, particularly as a consequence of the cooperation with Lufthansa Technik, as well as training activities, the 16.3% drop in operating revenue to EUR 454.7m was linked to a reduction in earnings from the disposal of tangible and intangible assets.

Operating expenses

Decline in operating expenses driven by fuel price decreases and production cutbacks

Operating expenses in the first quarter of 2009 totaled EUR 531.7m, down by 10.8% year-on-year. As a result of the current development of oil prices, jet fuel expenditure fell by 16.1%, to EUR 91.4m, taking into account a 13.1% reduction in the volume of uplifted liters and the negative hedging and USD/EUR exchange rate effects. Based on present demand, all production-related expenditures decreased (in particular landing, handling and en route charges, passenger servicing fees and commissions). Accordingly, expenses for materials and services totaled EUR 306.0m, down 12.2% year-on-year.

Personnel expenses down from 2008

Personnel expenses could be reduced by EUR 6.7m, to EUR 121.3m, due to personnel measures (e.g. reduced working time, deferred compensation) implemented as a contribution towards overcoming the current crisis as well as a slight decline in the number of employees.

The reduction in the depreciation and amortisation of tangible and intangible assets from EUR 64.7m in Q1 2008 to EUR 56.7m in the first quarter of 2009 is primarily related to the lower depreciation of aircraft as a consequence of impairment losses on aircraft in use for the longer term.

The reduction in other expenses amounting to EUR 7.2m, or 13.1%, can be attributed to lower foreign currency losses (EUR 5.9m) compared to the previous year, as well as the decline in expenses for advertising and external salaries.

EURm	1-3/2009	1-3/2008	+/-	+/- %
Expenses for materials and services	306.0	348.6	-42.6	-12.2
Thereof: aircraft fuel	91.4	108.9	-17.5	-16.1
Personal expenses	121.3	128.0	-6.7	-5.2
Depreciation and amortisation	56.7	64.7	-8.0	-12.4
Other expenses	47.7	54.9	-7.2	-13.1
Operating expenses	531.7	596.2	-64.5	-10.8

Assets and cash flow

In the first three months of 2009, the cash flow from operating activities amounted to EUR -13.8m, or EUR 57.6m below the level in the first quarter of 2008. In addition to changes in working capital, this development is chiefly related to the lower earnings compared to the previous year.

On balance, an increase in the number of aircraft overhauls and the sale of securities led to a reduction in the cash flow from investing activities, which fell to EUR -6.2m in the period January-March 2009, down from EUR 5.9m in the comparable period of 2008.

The cash flow from financing activities totalled EUR -45.4m in Q1 2009 (EUR -52.3m in Q1 2008). Higher scheduled repayments related to aircraft transactions were counteracted by the opposing effects of withdrawals from the bridge financing.

Cash and cash equivalents at 31 March 2009: EUR 76.2m

Total cash and cash equivalents as at 31 March 2009 decreased by EUR 65.6m to EUR 76.2m since 31 December 2008. The equity ratio was 8.7% as at 31 March 2009 (31 December 2008: 11.7%).

Fleet

In March 2009, one Dash 8-300 was sold and transferred to the Canadian airline Air Inuit. In addition, with the approval of the Supervisory Board, an agreement was reached with the aircraft manufacturer Bombardier to move up the delivery date for four Q400 aircraft from November 2010 to October 2009.

Due to the production cutbacks resulting from the general decline in demand, one Airbus A321-100 and two Canadair Jet CRJ200 aircraft were put out of service for the time being during the first quarter of 2009.

Winglet refitting started

Moreover, work also commenced in the first quarter on refitting Boeing 767-300ER jets with winglets, upturned ends on the tips of wings which improve the aerodynamics of passenger aircraft. Refitting work was already undertaken on two aircraft, and it is planned to convert two other jets in summer. This measure will enable savings of approximately 5% of the fuel consumed, or about 1,000 tons of kerosene for each aircraft converted.

Segments

Under IFRS, the business segments of the Austrian Airlines Group are divided into the individual segments of scheduled, charter and complementary services.

	1-3/2009				
EURm	Scheduled	Charter	Complementary services	Consolidation	Total
External Sales[1]	388.1	27.2	23.5	-	438.8
Intercompany sales	14.7	0.9	46.4	-62.0	-
Revenue	402.8	28.1	69.9	-62.0	438.8
Other income	14.0	1.0	0.9	-	15.9
Operating revenue	416.8	29.1	70.8	-62.0	454.7
Operating expenses	492.0	35.2	66.5	-62.0	531.7
EBITDAR[2]	-11.8	-1.0	4.6	-	-8.2
EBIT	-75.2	-6.1	4.3	-	-77.0
Assets	1,916.9	6.2	1,117.7	-932.4	2,108.4
Liabilities	1,531.9	4.3	833.9	-445.8	1,924.3
Segment investments	18.9	-	12.7	-	31.6
Depreciation	33.1	-	23.6	-	56.7
Impairment	-	-	-	-	-
Other non-cash income	3.8	-	-	-	3.8

1 Corresponds to flight revenue of the scheduled services and charter segments.
2 Result from operating activities (EBIT) before associates, depreciation and rentals.

1-3/2008					
EURm	Scheduled	Charter	Complementary services	Consolidation	Total
External Sales[1]	470.6	29.8	24.9	-	525.3
Intercompany sales	13.3	3.9	45.8	-63.0	-
Revenue	483.9	33.7	70.7	-63.0	525.3
Other income	16.3	1.1	0.7	-	18.1
Operating revenue	500.2	34.8	71.4	-63.0	543.4
Operating expenses[2]	550.3	38.8	70.1	-63.0	596.2
EBITDAR[3]	23.5	1.8	1.5	-	26.8
EBIT	-49.9	-4.1	1.2	-	-52.8
Assets	2,329.6	3.8	1,252.9	-794.0	2,792.3
Liabilities	1,593.7	3.4	856.4	-372.8	2,080.7
Segment investments	14.3	-	5.8	-	20.1
Depreciation	39.1	-	25.6	-	64.7
Impairment	-	-	-	-	-
Other non-cash income	3.6	-	-	-	3.6

1 Corresponds to flight revenue of the scheduled services and charter segments.
2 The expected income from plan assets was reclassified from personnel expenses to financial expenses.
3 Result from operating activities (EBIT) before associates, depreciation and rentals.

Scheduled passengers carried Q1/2009: 1,810,781

External sales (i.e. flight revenue) in the **scheduled services segment** fell by 17.5% in the period January-March 2009, to EUR 388.1m. The unit revenue* declined slightly by 1.2% year-on-year, with the share of Business Class passengers under the previous year's level, at 9.0% of all passengers carried. All in all, the total number of passengers carried in the first quarter of 2009 amounted to 1,810,781. The negative impact of slumping demand, which could only be partially compensated by lower jet fuel prices compared to the preceding year, put a huge strain on earnings in the reporting period. The fact that the Easter holidays took place in April 2009 and not in March also contributed to the negative development. EBIT of the scheduled services segment deteriorated to EUR -75.2m in the first quarter of 2009, down from EUR -49.9m in the previous year.

Due to the 18.3% scheduled reduction in capacity on long-haul routes (e.g. cancellation of Mumbai/Bombay) and strong downward pressure on overall demand, the total number of passengers carried in the period January-March 2009 fell by 24.4% year-on-year, to 205,668. Flight revenue decreased by 25.9%, to EUR 96.9m. The unit revenue was also lower in the first quarter compared to the previous year. The share of Business Class passengers fell by 2.2 percentage points, to 9.2%. On balance, the passenger load factor on long-haul routes in the scheduled services segment fell from 79.8% to 76.0% in the first three months of 2009.

* The ratio of flight revenue to revenue passenger kilometers.

The trend on *short- and medium-haul routes* was also negative in the period January-March 2009. Accordingly, the number of passengers carried decreased by 13.9%, to 1,605,113. Total flight revenue declined to EUR 291.2m, down 14.3% from 2008.

Slight rise of Business Class passengers in Middle East

In the Focus East region, the number of passengers carried decreased by 13.3%, to 608,424, with capacity rising 2.1% as measured in available seat kilometers (ASK). The structurally related expansion of capacity is related to numerous new routes. The share of Business Class passengers was 8.9%, down 2.8 percentage points year-on-year, and the passenger load factor declined by 5.9 percentage points, to 60.3%. A slight rise in the number of Business Class passengers was achieved on Middle Eastern routes in relation to the previous year. The comparatively better performance in the Focus East core markets (CEE and Middle East) once again underlines the effectiveness of our strategic focus. On balance, flight revenue generated by short- and medium-haul routes in the scheduled services segment was down to EUR 131.8m from EUR 145.6m in the first quarter of 2008. Unit revenue declined by 2.7%.

Flight traffic in the Rest of Europe incl. Domestic was also impacted by the above-mentioned downward trend in demand. On balance, the number of passengers carried totalled 996,689, a decline of 14.2% from 2008. A 12.9% reduction in capacity in the period January-March 2009 as measured by available seat kilometers was counteracted by a 13.7% drop in demand. This led to a decline in the passenger load factor by 0.6 percentage points, to 62.5%. Flight revenue amounted to EUR 159.4m, a decrease of 17.9% from 2008. At the same time, unit revenue fell by 4.9%.

The **charter segment** reported a decline in production during the first quarter compared to Q1 2008 by 13.3%, as measured in available seat kilometers. These capacity cutbacks particularly affected medium-haul flights, in particular the frequency of flight service to Egypt and Portugal was reduced. Incoming flight traffic from Great Britain, Ireland and Russia also decreased. In contrast, charter flights to Kenya developed very gratifyingly, which positively counteracted the overall drop in production.

Charter passengers carried: 131,610

A total of 131,610 passengers have been carried by the charter segment since the beginning of 2009. The passenger load factor remained relatively stable in comparison to the previous year, decreasing by only 0.4 percentage points. Total external revenue (i.e. flight revenue) of the charter segment amounted to EUR 27.2m in the first three months of 2009, whereas EBIT for the period under review was EUR -6.1m.

On balance, revenue of the **complementary services segment** (encompassing third-party passenger handling, technical services and aircraft leasing) declined by EUR 1.4m in the first quarter, to EUR 23.5m, as the result of lower income from personnel leasing and handling services. EBIT amounted to EUR 4.3m, compared to EUR 1.2m in the first three months of 2008.

Flight services (scheduled and charter)

		1-3/2009	1-3/2008	+/-	+/- %
Revenue per passenger km (RPK)	(m)	3,458.3	4,131.2	-672.9	-16.3
Scheduled		3,106.0	3,722.7	-616.7	-16.6
Long-haul		1,532.3	1,967.7	-435.4	-22.1
Short/medium-haul		1,573.7	1,755.0	-181.3	-10.3
- Focus East[1]		820.8	882.5	-61.7	-7.0
- Rest of Europe[2]		752.9	872.5	-119.6	-13.7
Charter		352.4	408.6	-56.2	-13.8
Available seat km (ASK)	(m)	5,031.3	5,700.3	-669.0	-11.7
Scheduled		4,582.1	5,182.3	-600.2	-11.6
Long-haul		2,015.7	2,465.7	-450.0	-18.3
Short/medium-haul		2,566.4	2,716.6	-150.2	-5.5
- Focus East[1]		1,360.9	1,333.0	27.9	2.1
- Rest of Europe[2]		1,205.5	1,383.6	-178.1	-12.9
Charter		449.2	518.0	-68.8	-13.3
Passenger load factor	(%)	68.7	72.4	-	-3.7P.
Scheduled		67.8	71.8	-	-4.0P.
Long-haul		76.0	79.8	-	-3.8P.
Short/medium-haul		61.3	64.6	-	-3.3P.
- Focus East[1]		60.3	66.2	-	-5.9P.
- Rest of Europe[2]		62.5	63.1	-	-0.6P.
Charter		78.4	78.8	-	-0.4P.
Passengers carried		1,942,391	2,299,382	-356,991	-15.5
Scheduled		1,810,781	2,136,067	-325,286	-15.2
Long-haul		205,668	271,918	-66,250	-24.4
Short/medium-haul		1,605,113	1,864,149	-259,036	-13.9
- Focus East[1]		608,424	701,865	-93,441	-13.3
- Rest of Europe[2]		996,689	1,162,284	-165,595	-14.2
Charter		131,610	163,315	-31,705	-19.4
Share of Business Cl. Pax	(%)				
Scheduled		9.0	12.0	-	-3.0P.
Long-haul		9.2	11.4	-	-2.2P.
Short/medium-haul		9.0	12.1	-	-3.1P.
- Focus East[1]		8.9	11.7	-	-2.8P.
- Rest of Europe[2]		9.0	12.3	-	-3.3P.

1 CEE and Middle East
2 Incl. Domestic

Austrian

		1-3/2009	1-3/2008	+/-	+/- %
Flight revenue	(EURm)	415.3	500.4	-85.1	-17,0
Scheduled		388.1	470.6	-82.5	-17,5
Long-haul		96.9	130.9	-33.9	-25,9
Short/medium-haul		291.2	339.7	-48.6	-14,3
- Focus East[1]		131.8	145.6	-13.8	-9,5
- Rest of Europe[2]		159.4	194.1	-34.8	-17,9
Charter		27.2	29.8	-2.6	-8.7
Unit revenue	(EUR Cent)				
Scheduled		12.5	12.6	-0.1	-1.2
Long-haul		6.3	6.7	-0.3	-4.9
Short/medium-haul		18.5	19.4	-0.9	-4.4
- Focus East[1]		16.1	16.5	-0.4	-2.7
- Rest of Europe[2]		21.2	22.2	-1.1	-4.9
Avg. stage length	(km)	1,062.0	1,067.7	-5.7	-0.5
Scheduled		1,031.4	1,035.7	-4.3	-0.4
Long-haul		7,303.8	7,123.5	180.3	2.5
Short/medium-haul		830.9	802.6	28.3	3.5
- Focus East[1]		1,176.3	1,088.5	87.8	8.1
- Rest of Europe[2]		657.3	668.5	-11.2	-1.7
Charter		1,785.3	1,756.5	28.8	1.6
Sector flights		34,625	37,992	-3,367	-8.9
Scheduled		33,220	36,306	-3,086	-8.5
Long-haul		1,029	1,339	-310	-23.2
Short/medium-haul		32,191	34,967	-2,776	-7.9
- Focus East[1]		10,765	11,163	-398	-3.6
- Rest of Europe[2]		21,426	23,804	-2,378	-10.0
Charter		1,405	1,686	-281	-16.7
Block hours		68,894	75,848	-6,954	-9.2
RTK	(m)	434.1	537.7	-103.6	-19.3
ATK	(m)	647.7	742.6	-94.9	-12.8
Overall load factor	(%)	67.0	72.4	-	-5.4P.
Total tons		25,684	34,375	-8,691	-25.3

1 CEE and Middle East
2 Incl. Domestic

Outlook

Extremly difficult year 2009

From today's perspective, we expect that the ongoing difficult business conditions will extend through 2009 and beyond, leading to a further consolidation process within the airline sector. We will continue to press ahead with the packages of measures which were initiated and partly implemented in the first quarter of the year to overcome the crisis.

We are also prepared for the scenario that the downward trend continues during the course of the current financial year. In this case, further capacity adjustments on a step by step basis would be evaluated and implemented, taking into consideration the transit flows which are crucial for the company. Accompanying restructuring steps designed to ensure the sustainable impact of the measures taken would be initiated.

The success or failure of each individual airline will be determined by the scope and effectiveness of the countermeasures being carried out, as well as the continuing development and implementation of sustainable and future-oriented measures capable of safeguarding their long-term existence.

Austrian Airlines on the Capital Market

The Austrian Airlines share

Share price development

The price development of the Austrian Airlines share in the first quarter of 2009 was primarily shaped by the global economic crisis, the companying extreme effects on the airline sector, and the planned takeover of Austrian Airlines AG by Deutsche Lufhansa AG. Following an initial trading price of EUR 4.00 at the beginning of 2009 and a subsequent upward trend, the price stablilised and reached its quarterly high of EUR 4.20. The share price decline as of the end of January and the low point of trading in the first quarter, when the Austrian Airline share was listed at EUR 3.02 on 17 February 2009, was followed by a recovery and a an extremely volatile share price development. The Austrian Airlines share closed at EUR 3.66 on 31 March 2009.

Investor Relations

The Investor Relations objectives of the Austrian Airlines Group are oriented towards continuously providing the financial community with information, ensuring openness and enabling the greatest possible level of transparency, based on an ongoing dialogue with analysts and investors. Starting with the half-year interim report 2008, we became one of the first airlines to publish detailed data about flight destinations and regions. This comprehensive transparency enables us to ensure greater comprehension of our strategic orientation.

On 13 March 2009, the Board of Management presented the annual results for the 2008 financial year to analysts and the media.

Annual General Meeting moved up

The Annual General Meeting of Shareholders, originally planned for 15 May 2009, was moved up to 14 April 2009, in accordance with the provisions contained in § 83 of the Austrian Stock Corporation Act (Aktiengesetz), due to the fact that it was determined that the company will have incurred a cumulative total loss equivalent to half its issued share capital as at 31 January 2009.

Ongoing updated corporate information for interest investors is available at www.austrian.com.

Financial Calendar 2009

Half-year results 2009	4 August 2009
Third quarter results 2009	3 November 2009

Key figures for investors

		1-3/2009	1-3/2008	+/-	+/- %
„Reuters code"		AUAV.VI			
Share price high	EUR	4.20	6.26	-2.06	-32.9
Share price low	EUR	3.02	4.73	-1.71	-36.2
Share price (end of period)	EUR	3.66	4.73	-1.07	-22.6
Market capitalisation[1]	EURm	322.6	405.3	-82.7	-20.4
Turnover on Vienna Stock Exchange	EURm	131.5	198.7	-67.2	-33.8

Employees

	1-3/2009	1-3/2008	+/-	+/- %
Average[2]	7,729	7,809	-80	-1.0
End of Period[2]	7,681	7,842	-161	-2.1

1 Including shares held by Austrian Airlines.
2 Including employees currently in training and related activities.

Austrian

Consolidated Financial Statements

Consolidated Income Statement
January - March 2009

EURm	Notes	1-3/2009	1-3/2008 restated	+/-	+/- %
Flight revenue	4	415.3	500.4	-85.1	-17.0
Other revenue		23.5	24.9	-1.4	-5.6
Revenue		**438.8**	**525.3**	**-86.5**	**-16.5**
Changes in inventories		0.7	0.3	0.4	-
Result from disposal of non-current assets		-0.8	3.8	-4.6	-
Other income		16.0	14.0	2.0	14.3
Operating revenue		**454.7**	**543.4**	**-88.7**	**-16.3**
Expenses for materials and services	5	-306.0	-348.6	42.6	12.2
Personnel expenses[1]	12	-121.3	-128.0	6.7	5.2
Depreciation and amortisation		-56.7	-64.7	8.0	12.4
Other expenses		-47.7	-54.9	7.2	13.1
Operating expenses		**-531.7**	**-596.2**	**64.5**	**10.8**
Result from operating activities (EBIT) before associates		**-77.0**	**-52.8**	**-24.2**	**-45.8**
Share of results in associates	6	**-0.3**	**8.0**	**-8.3**	**-**
Financial expenses[1]	12	-16.6	-18.7	2.1	11.2
Financial income		3.6	6.9	-3.3	-47.8
Other financial expenses		-	-3.9	3.9	-
Other financial income		2.2	0.1	2.1	-
Financial result		**-10.8**	**-15.6**	**4.8**	**30.8**
Result before tax		**-88.1**	**-60.4**	**-27.7**	**-45.9**
Income taxes		-	-	-	-
Net result for the period		**-88.1**	**-60.4**	**-27.7**	**-45.9**
Attributable to: Shareholders of Austrian Airlines AG		-88.4	-60.5	-27.9	-46.1
Minority interests		0.3	0.1	0.2	-
Earnings per share of shareholders of Austrian Airlines AG		**EUR -1.04**	**EUR -0.73**	**EUR -0.31**	**-**
Earnings per share of shareholders of Austrian Airlines AG diluted		**EUR -1.04**	**EUR -0.73**	**EUR -0.31**	**-**

1 The expected income from plan assets was reclassified from personnel expenses to financial expenses.

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Income Statement.

Austrian

Consolidated Balance Sheet as at 31 March 2009

Assets

EURm	Notes	31.3.2009	31.12.2008	+/- %	31.3.2008	+/- %
Intangible assets	8	31.5	31.6	-0.3	14.6	-
Aircraft	8	1,500.1	1,527.7	-1.8	1,876.4	-20.1
Other tangible assets	8	57.7	59.2	-2.5	72.8	-20.7
Investments in associates using the equity method		15.2	15.5	-1.9	13.9	9.4
Securities and loans	10	160.9	180.8	-11.0	218.8	-26.5
Other non-current assets		24.4	24.4	-	24.2	0.8
Deferred tax assets	9	-	-	-	95.8	-
Non-current assets		**1,789.8**	**1,839.2**	**-2.7**	**2,316.5**	**-22.7**
Inventories	11	50.2	51.7	-2.9	43.3	15.9
Trade receivables		160.3	125.1	28.1	178.2	-10.0
Other current assets		31.9	34.5	-7.5	49.3	-35.3
Cash and cash equivalents	3	76.2	141.8	-46.3	205.0	-62.8
Current assets		**318.6**	**353.1**	**-9.8**	**475.8**	**-33.0**
Total assets		**2,108.4**	**2,192.3**	**-3.8**	**2,792.3**	**-24.5**

Shareholders' equity and liabilities

EURm	Notes	31.3.2009	31.12.2008	+/- %	31.3.2008	+/- %
Issued share capital		264.4	264.4	-	257.0	2.9
Reserves and accumulated results		-81.8	-9.9	-	452.7	-
Equity attributable to shareholders of Austrian Airlines AG		**182.6**	**254.5**	**-28.3**	**709.7**	**-74.3**
Minority interests		1.5	1.3	15.4	1.9	-21.1
Shareholders' equity		**184.1**	**255.8**	**-28.0**	**711.6**	**-74.1**
Provisions	12	311.5	308.9	0.8	307.4	1.3
Interest-bearing liabilities	13	714.1	759.4	-6.0	929.2	-23.1
Other liabilities		9.6	11.3	-15.0	10.1	-5.0
Non-current liabilities		**1,035.2**	**1,079.6**	**-4.1**	**1,246.7**	**-17.0**
Provisions		164.8	168.9	-2.4	194.6	-15.3
Interest-bearing liabilities	13	332.8	316.0	5.3	238.5	39.5
Income tax liabilities		2.1	2.1	-	3.0	-30.0
Other liabilities		389.4	369.9	5.3	397.9	-2.1
Current liabilities		**889.1**	**856.9**	**3.8**	**834.0**	**6.6**
Total shareholders' equity and liabilities		**2,108.4**	**2,192.3**	**-3.8**	**2,792.3**	**-24.5**

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Balance Sheet.

Consolidated Statement of recognised Income and Expense January - March 2009

EURm	1-3/2009	1-3/2008	+/-	+/- %
Net result for the period	**-88.1**	**-60.4**	**-27.7**	**-45.9**
Currency translation differences	-0.1	-	-0.1	-
Changes in financial instruments available for sale	-2.6	-12.1	9.5	78.5
Changes in hedging instruments not recognised in profit or loss	19.1	1.9	17.2	-
Other changes in deferred taxes not recognised in profit or loss	-	0.6	-0.6	-
Total income and expense recognised directly in equity (net of tax)	**16.4**	**-9.6**	**26.0**	**-**
Total comprehensive income for the period	**-71.7**	**-70.0**	**-1.7**	**-2.4**
Attributable to:				
Shareholders of Austrian Airlines AG	-72.0	-70.1	-1.9	-2.7
Minority interests	0.3	0.1	0.2	-

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Statement of recognised Income and Expense.

Statement of Changes in Shareholders' Equity 1 January 2008 – 31 March 2009

EURm	Issued share capital	Reserves				Accumulated losses/ profits	Equity attributable to shareholders of Austrian Airlines AG	Minority interests	Shareholders' equity
		Capital reserves	Currency translation	Reserve according to IAS 39	Shares owned by the company				
As at 1.1.2008	**257.0**	**203.0**	**0.4**	**3.2**	**-17.5**	**338.5**	**784.7**	**1.8**	**786.5**
Total comprehensive income for the period	-	-	-0.1	-9.5	-	-60.5	-70.1	0.1	-70.0
Repurchase of shares	-	-	-	-	-4.9	-	-4.9	-	-4.9
As at 31.3.2008	**257.0**	**203.0**	**0.3**	**-6.3**	**-22.4**	**278.0**	**709.7**	**1.9**	**711.6**
As at 1.1.2009	**264.4**	**206.2**	**0.1**	**-102.4**	**-22.4**	**-91.4**	**254.6**	**1.2**	**255.8**
Total comprehensive income for the period	-	-	-0.1	16.5	-	-88.4	-72.0	0.3	-71.7
As at 31.3.2009	**264.4**	**206.2**	**-**	**-85.9**	**-22.4**	**-179.8**	**182.6**	**1.5**	**184.1**

The following Notes to the Consolidated Financial Statements are an integral part of this Statement of Changes in Shareholders' Equity.

Austrian

Consolidated Cash Flow Statement
for January – March 2009

EURm	Notes	1-3/2009	1-3/2008	+/-	+/- %
Result before tax		-88.1	-60.4	-27.7	-45.9
Depreciation and amortisation		56.7	64.7	-8.0	-12.4
Result from disposal of non-current assets		-1.4	-0.1	-1.3	-
Share of results in associates		0.3	-8.0	8.3	-
Financial expenses		16.6	21.4	-4.8	-22.4
Financial income		-3.6	-6.9	3.3	47.8
Increase/decrease in inventories		1.4	3.4	-2.0	-58.8
Increase/decrease in receivables and other assets		-32.7	-35.7	3.0	8.4
Increase/decrease in provisions		-9.7	17.8	-27.5	-
Increase/decrease in other liabilities		37.9	35.9	2.0	5.6
Foreign currency results		8.8	11.7	-2.9	-24.8
Cash flow from operating activities		**-13.8**	**43.8**	**-57.6**	-
Purchase of aircraft, other tangible and intangible assets		-31.6	-20.1	-11.5	-57.2
Proceeds from disposal of aircraft, other tangible and intangible assets		3.4	9.9	-6.5	-65.7
Purchase of securities and other loans		-13.2	-	-13.2	-
Proceeds of securities, other loans and equity interests		32.6	10.7	21.9	-
Financial income received		2.6	5.4	-2.8	-51.9
Cash flow from investing activities		**-6.2**	**5.9**	**-12.1**	-
Share purchase		-	-4.9	4.9	-
Borrowing of interest-bearing liabilities		33.2	16.4	16.8	-
Payment of interest-bearing liabilities		-70.2	-50.9	-19.3	-37.9
Financial expenses paid		-8.4	-12.9	4.5	34.9
Cash flow from financing activities		**-45.4**	**-52.3**	**6.9**	**13.2**
Increase/decrease of cash and cash equivalents	3	**-65.4**	**-2.6**	**-62.8**	-
Foreign currency results		-0.2	-11.7	11.5	98.3
Cash and cash equivalents at beginning of period	3	**141.8**	**219.3**	**-77.5**	**-35.3**
Cash and cash equivalents at end of period	3	**76.2**	**205.0**	**-128.8**	**-62.8**

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Cash Flow Statement.

Notes

General

In its domestic market of Austria, the Austrian Airlines Group is the market leader in terms of passenger volume handled. It covers all sectors of the aviation industry. The commercial sectors of the Group's operative airlines include scheduled and charter services, the transportation of cargo and airmail as well as the performance of technical and handling services on behalf of other airlines.

The registered seat of the company is Vienna. Its corporate headquarters are located at Office Park 2, 1300 Vienna Airport. The company appears in the commercial register in Vienna under FN 111000k. Shares in the company are traded publicly on the ATX Prime of the Vienna Stock Exchange.

This consolidated financial statement with the undersigned date was prepared and authorised for publication by the Board of Management.

1 Accounting policies

Basis of preparation

This interim report was drawn up in accordance with the stipulations contained in the International Financial Reporting Standards (IFRS) pertaining to the preparation of interim reports (IAS 34, "Interim Financial Reporting"). This interim report, including the respective notes to the accounting principles, segment reporting, consolidated income statement, balance sheet and other financial information does not contain the complete information required to compile an annual report. For this reason, this interim report should be read in connection with the 2008 consolidated financial statements pursuant to IFRS and the accompanying explanations provided by the company.

In consolidated financial statements, it is necessary to make certain estimates and assumptions, which can have an influence on the presentation of the assets and liabilities shown in the balance sheet, the statement of other obligations on the balance sheet date and the reporting of revenue and expenditure for the reporting period. Assumptions and estimates are primarily applied when determining the useful life of the value of assets and forming provisions for legal proceedings, pensions and other guarantees of performance and guarantees. It is possible that the actual amounts may vary from the estimates used.

These consolidated financial statements as at 31.3.2009 contain the statements of Austrian Airlines AG and its subsidiaries ('Austrian Airlines Group'). The consolidated financial statements have been prepared in millions of Euros. Any errors in aggregation are the result of rounding up to the next whole number. The results published in this statement cannot necessarily be classified as indicators of the expected result for the financial year 2009.

Accounting standards

The accounting standards used in these financial statements are consistent with previous years, with the exception of the newly applicable standards. However, their application has had no material effect on the assets, financial position or profit and loss of the Austrian Airlines Group.

The expected income from plan assets was reclassified from personnel expenses to interest expenses as of the first quarter of the previous year.

Currency translation differences

Foreign currency translation losses amounting to EUR 5.8m in the first quarter of 2009 and EUR 11.7m for the first quarter of 2008 are included in other expenses.

Currency conversion	1-3/2009		1-3/2008	
EUR	Market price on reporting date	Average	Market price on reporting date	Average
USD	1.3308	1.2923	1.5812	1.5283
JPY	131.17	123.13	157.37	157.78
CHF	1.5152	1.4955	1.5738	1.5891
GBP	0.9308	0.9073	0.7958	0.7696
AUD	1.9216	1.9741	1.7334	1.6747

2 Saisonal nature of the aviation business

Due to the seasonal nature of the aviation industry, business results are traditionally less favourable in the first and fourth quarters of the calendar year, while higher revenue and results are achieved in the second and third quarters. Greater passenger volumes during Europe's holiday season in summer are the decisive factor contributing to higher revenue.

3 Cash and cash equivalents

The following cash and cash-related components were incorporated into the sum total of cash and cash equivalents reported in preparing the consolidated cash flow statement of this interim report:

Cash and cash equivalents EURm	31.3.2009	31.12.2008
Bank deposits and cash stocks	38.3	39.0
Fix deposits	37.9	102.8
Total cash on hand and at bank according to Consolidated Balance Sheet	**76.2**	**141.8**

4 Flight revenue

Flight revenue by type of service EURm		1-3/2009	1-3/2008	+/-	+/- %
Scheduled	Passengers	363.7	433.7	-70.0	-16.1
	Excess baggage	1.8	2.1	-0.3	-14.3
	Cargo	20.9	33.0	-12.1	-36.7
	Airmail	1.7	1.8	-0.1	-5.6
Total scheduled		388.1	470.6	-82.5	-17.5
Charter		27.2	29.8	-2.6	-8.7
		415.3	**500.4**	**-85.1**	**-17.0**

5 Expenses for materials and services

Expenses for materials and services EURm	1-3/2009	1-3/2008	+/-	+/- %
Aircraft fuel	91.4	108.9	-17.5	-16.1
Landing and handling charges	59.3	61.6	-2.3	-3.7
En route charges	23.7	27.7	-4.0	-14.4
Aircraft parts	6.1	7.2	-1.1	-15.3
Subcontracted aircraft overhauls	16.4	12.1	4.3	35.5
Travel expenses of crew	6.8	6.8	-	-
Long-term aircraft leasing	1.8	2.3	-0.5	-21.7
Short-term aircraft lease (ground transports, Blocked Space Agreements, etc.)	10.3	12.6	-2.3	-18.3
Expenditures on commissions	19.0	23.6	-4.6	-19.5
Passenger servicing	19.3	24.8	-5.5	-22.2
Passenger landing charges	36.4	40.9	-4.5	-11.0
Expenditure on reservation systems	10.2	12.8	-2.6	-20.3
Merchandise for resale	0.7	0.9	-0.2	-22.2
Other passenger related expenses	4.6	6.4	-1.8	-28.1
	306.0	**348.6**	**-42.6**	**-12.2**

6 Income from associates

The results of associated companies in the first quarter of the previous year primarily consist of the sale of the shareholding in TUI Österreich held by the Austrian Airlines Group.

7 Segment reporting

The primary segment reporting according to strategic business segments in the first quarter of 2009 and 2008 respectively is as follows:

1-3/2009

EURm	Scheduled	Charter	Complementary services	Consolidation	Total
External Sales[1]	388.1	27.2	23.5	-	438.8
Intercompany sales	14.7	0.9	46.4	-62.0	-
Revenue	402.8	28.1	69.9	-62.0	438.8
Other income	14.0	1.0	0.9	-	15.9
Operating revenue	416.8	29.1	70.8	-62.0	454.7
Operating expenses	492.0	35.2	66.5	-62.0	531.7
EBITDAR[3]	-11.8	-1.0	4.6	-	-8.2
EBIT	-75.2	-6.1	4.3	-	-77.0
Assets	1,916.9	6.2	1,117.7	-932.4	2,108.4
Liabilities	1,531.9	4.3	833.9	-445.8	1,924.3
Segment investments	18.9	-	12.7	-	31.6
Depreciation	33.1	-	23.6	-	56.7
Impairment	-	-	-	-	-
Other non-cash income	3.8	-	-	-	3.8

1-3/2008

EURm	Scheduled	Charter	Complementary services	Consolidation	Total
External Sales[1]	470.6	29.8	24.9	-	525.3
Intercompany sales	13.3	3.9	45.8	-63.0	-
Revenue	483.9	33.7	70.7	-63.0	525.3
Other income	16.3	1.1	0.7	-	18.1
Operating revenue	500.2	34.8	71.4	-63.0	543.4
Operating expenses[2]	550.3	38.8	70.1	-63.0	596.2
EBITDAR[3]	23.5	1.8	1.5	-	26.8
EBIT	-49.9	-4.1	1.2	-	-52.8
Assets	2,329.6	3.8	1,252.9	-794.0	2,792.3
Liabilities	1,593.7	3.4	856.4	-372.8	2,080.7
Segment investments	14.3	-	5.8	-	20.1
Depreciation	39.1	-	25.6	-	64.7
Impairment	-	-	-	-	-
Other non-cash income	3.6	-	-	-	3.6

1 Corresponds to flight revenue of the scheduled services and charter segments.
2 The expected income from plan assets was reclassified from personnel expenses to financial expenses.
3 Result from operating activities (EBIT) before associates, depreciation and rentals.

8 Intangible assets, aircraft and other tangible assets

EURm	Intangible assets	Aircraft, reserve engines, spare parts and equipment	Other tangible assets	Total
Acquisition costs				
Balance 1.1.2009	127.5	3,462.8	215.6	3,805.9
Additions	2.3	28.3	1.0	31.6
Disposals	-	-32.3	-0.1	-32.4
Reclassifications	-	-	-	-
Balance 31.3.2009	**129.8**	**3,458.8**	**216.5**	**3,805.1**
Depreciation				
Accumulated depreciation and impairment 1.1.2009	-95.9	-1,935.1	-156.4	-2,187.4
Depreciation charge for the period	-2.4	-51.7	-2.6	-56.7
Disposals of accumulated depreciation and impairment	-	28.1	0.1	28.2
Accumulated depreciation and impairment 31.3.2009	**-98.3**	**-1,958.7**	**-158.8**	**-2,215.8**
Book value 31.3.2009	**31.5**	**1,500.1**	**57.7**	**1,589.3**
Book value 1.1.2009	**31.6**	**1,527.7**	**59.2**	**1,618.5**

EURm	Intangible assets	Aircraft, reserve engines, spare parts and equipment	Other tangible assets	Total
Acquisition costs				
Balance 1.1.2008	105.3	3,472.3	236.2	3,813.8
Additions	0.4	14.8	4.9	20.1
Disposals	-1.5	-20.2	-0.9	-22.6
Reclassifications	-	-	-	-
Balance 31.3.2008	**104.2**	**3,466.9**	**240.2**	**3,811.3**
Depreciation				
Accumulated depreciation and impairment 1.1.2008	-89.3	-1,548.0	-165.1	-1,802.4
Depreciation charge for the period	-1.9	-59.8	-3.0	-64.7
Disposals of accumulated depreciation and impairment	1.5	17.2	0.9	19.6
Accumulated depreciation and impairment 31.3.2008	**-89.6**	**-1,590.5**	**-167.4**	**-1,847.5**
Book value 31.3.2008	**14.6**	**1,876.4**	**72.8**	**1,963.8**
Book value 1.1.2008	**16.0**	**1,924.3**	**71.1**	**2,011.4**

A total of EUR 28.3m was spent on acquiring aircraft, reserve engines, rotables and modifications. No aircraft were acquired in the first quarter of 2009. EUR 28.3m was recognised for aircraft overhauls. Disposals of aircraft in 2009 primarily relate to the sale of one Dash 8-300 aircraft.

No impairment losses on aircraft were reported for aircraft as at 31.3.2009. According to the Board of Management, the main reason is the fact that the currently published market prices for used aircraft are strongly affected by transactions concluded at short notice, a development which is related to massive production cutbacks in some cases. A further indication for the current distortion of the market is that the present value of achievable rental income exceeds currently listed prices. Moreover, the current listed prices do not reflect the maintenance status of aircraft and the specification standards of the types of aircraft operated by the Austrian Airlines Group, which would be achieved under normal conditions in the case of an individual medium-term sale of these assets. For these reasons, the Board of Management assumes that the prices will not remain at the currently published level on a long-term basis, but will be subject to a process of normalisation on the medium-term. Accordingly, price levels will be reached which are above the currently observed quoted prices. However, based on a continuation of the current economic crisis continues and an accompanying downward pressure on market prices, as well as potential EUR/USD exchange rate developments, impairment losses on aircraft cannot be ruled out during the rest of the 2009 financial year.

9 Deferred taxes

For losses incurred in the first quarter of 2009, no deferred taxes were recognised due to maturity considerations in connection with the duration of the settlement of future taxable income. As of 31.12.2008, capitalised deferred tax assets amounting to EUR 96.0m were completely depreciated.

10 Securities and loans

The rate applying to the securities classified as available-for-sale totaling EUR 159.8m has further declined due to the particular capital market situation prevailing in the USA as a consequence of the banking and liquidity crisis, even though the issuers continue to report a high rating. The resulting further fluctuation in value of EUR 2.6m in the first quarter of 2009 has been reported under shareholders' equity without recognition to profit or loss.

In our opinion, the corresponding securities would be available under normal market conditions prevailing in a liquid stock market. This conclusion can be drawn from the fact that we were provided with tradable share prices for purchase in the last few weeks. The share price losses do not represent an impairment but rather a fluctuation in value, because the issuers continue to maintain an outstanding investment rating. From today's point of view, even in the case of a further decline in value, one will be likely able to fully make use of the securities in regards to their nominal amounts and interest rates.

11 Inventories

As at 31.3.2009, valuation allowances on inventory totalling EUR 20.4m (previous year EUR 22.3m) were reported. The expense related to the allocation of the valuation allowances of EUR 0.4m during the period under review (previous year EUR 0.6m) is reported as expenses for materials and services.

12 Non-current provisions (pension obligations, severance and anniversary bonus payments)

Starting with the first quarter of 2008, the expected income from plan assets was reclassified from personnel expenses to interest expenses. The change in the first quarter of 2009 is primarily the result of expenditure on service costs, interest costs and actuarial losses minus expected surpluses from the pension fund assets.

13 Interest-bearing liabilities

Interest-bearing liabilities EURm	
Book value 1.1.2009	1,075.4
Borrowing	33.2
Repayment	-70.2
Foreign currency losses	8.5
Book value 31.3.2009	**1,046.9**

Within the context of the rescue aid provided by the Republic of Austria and approved by the European Commission, a total of EUR 20.0m was withdrawn in the first quarter of 2009. A further EUR 13.2m resulted from the short-term follow-up financing for an aircraft. Repayments primarily related to scheduled repayments.

Interest-bearing liabilities by currencies EURm	31.3.2009	31.12.2008
Non-current interest-bearing liabilities	714.1	759.4
Current interest-bearing liabilities	332.8	316.0
Interest-bearing liabilities	**1,046.9**	**1,075.4**
in EUR	708.2	736.7
in USD	256.0	249.6
in CHF	82.7	89.1
Interest-bearing liabilities	**1,046.9**	**1,075.4**

The effective interest rate yield in the first quarter was 3,64% (first quarter 2008 4.50%).

14 Contingent liabilities and other financial obligations

Guarantees and contingencies totalling EUR 367.5m primarily relate to contingencies arising from guarantees in respect to aircraft financing, the majority of which are reported as liabilities on the balance sheet. On the basis of the profit and loss transfer agreement already concluded and the Production Company Concept, the Group parent company is directly responsible for the capacity and currency risks of the operating subsidiaries.

Contingent liabilities EURm	31.3.2009	31.12.2008
Guarantees from aircraft financing	357.4	365.4
Other contingent liabilities	10.1	11.4
	367.5	**376.8**

Other financial obligations EURm	31.3.2009	31.12.2008
Order commitments for aircraft incl. advance payments	202.3	228.9
Order commitments for other planned investments	103.2	140.5
Other	167.6	184.7
	473.1	**554.1**

The purchase commitment as at 31.3.2009 is mainly related to aircraft overhauls carried as assets. The item "Other" includes purchase commitments in the field of catering.

15 Hedging policy and financial derivatives

The Group began implementing a new hedging programme in the first quarter of 2007, which is designed to successively hedge up to 20% of the company's annual kerosene requirements. This hedging is to be implemented in stages, based on the conclusion of monthly forward contracts to spread risk in a targeted manner, and level out the Group's medium-term kerosene costs. As at 31.3.2009 forward contracts were concluded for a total of 116,000 tonnes of kerosene with terms to maturity as at February 2010. The expense arising from the valuation totalling EUR 28.6m was reported directly in equity. No hedging based on call options was carried out in the first quarter of 2009.

In the first quarter of 2009, securities with a value of EUR 31.6m were sold. Of the hedging transactions which existed as of 31.12.2008, three forward exchange transactions were carried out in the first quarter of 2009, at a value of EUR 1.3m.

16 Related party transactions

EURm		Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
		1-3	1-3	31.3.	31.3.
Associate					
„AirPlus" Air Travel Card	2009	1.0	-1.2	-	-0.5
	2008	0.9	-1.6	0.1	-0.6
Ukraine International Airlines	2009	1.9	-0.5	-	-0.3
	2008	1.6	-0.2	0.1	-0.1

17 Significant events after the blance sheet date

In April 2009, negotiations with representatives of the flight crew of the Austrian Airlines Group led to an agreement on a package of personnel measures designed to overcome the current crisis. The measures primarily relate to reduced working time for flight attendants, deferred compensation for the approximately 1,000 pilots and a limited reduction of pension fund contributions.

18 Statement by the Board of Management on the Interim Report

The undersigned Board of Management confirms, as the legal representatives of the company, that the interim report for the first quarter of 2009 has been prepared to the best of its knowledge, in accordance with International Financial Reporting Standards, as applied in the EU, in particular IAS 34 (Interim Reporting), and that it presents a true and fair view of the profit, asset and financial position of the Austrian Airlines Group.

Neither an audit nor an auditor's review has been carried out by certified public accountants in respect to the first quarter figures.

Vienna, 5 May 2009

Board of Management

Andreas Bierwirth   Peter Malanik